SYNNEX Corporation
44201 Nobel Drive
Fremont, CA 94538

April 15, 2013
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kathleen Collins

Re:	SYNNEX Corporation
Form 10-K for Fiscal Year Ended November 30, 2012
Filed January 28, 2013
File No. 001-31892
Dear Ms. Collins:
On behalf of SYNNEX Corporation (“SYNNEX” or the “Registrant”), this letter responds to the comment issued by the Staff of the Securities and Exchange Commission in its April 1, 2013 letter concerning the above-referenced Form 10-K. For ease of reference, we have repeated the Staff's comment in bold text preceding our response.
Form 10-K for the Fiscal Year Ended November 30, 2012
Item 11. Executive Compensation, page 89 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed February 22, 2013)
Executive Compensation
Compensation Discussion and Analysis, page 18
1.    Please explain to us how you considered comments 10 and 12 of our letter dated March 11, 2010 in drafting this section. Although you discuss how achievement of certain threshold net income targets contributed to profit sharing bonuses, you do not appear to have discussed how the achievement of certain return on invested capital performance percentages and assessments of individual performance impacted profit sharing bonuses, or how you calculate “certain” return on invested capital performance percentages and performed against any return on invested capital targets. In addition, although you generally discuss the factors considered in making equity awards, you do not discuss how you determined the specific grants awarded to each named executive officer. Finally, your disclosure on pages 25 and 26 appears to repeat information from the accompanying tables without providing any discussion or analysis of how the primary factors affecting each named executive officer's compensation actually impacted the named executive officer's compensation. In future filings, please provide a more detailed discussion of how you determined the amount of equity and non-equity bonuses actually awarded to each named executive officer.
Response: The Registrant respectfully notes that page 21 of the Proxy Statement includes a discussion on how the achievement of certain return on invested capital (“ROIC”) performance percentage could impact, either increase or decrease, the bonuses based upon the percentage of the ROIC performance metric attained by the Registrant. Bonuses paid to the named executive officers were first calculated based upon the achievement of the net income target, and then adjusted up or down based on company ROIC performance relative to the ROIC performance target. For fiscal year 2012, the ROIC performance metric did not increase or decrease the bonuses paid to the Registrant's named executive officers because the actual ROIC performance achieved fell within the tolerance band of the 2012 Profit Sharing Plan ROIC performance target of 10.75%, resulting in neutral treatment of bonuses. In future filings, the Registrant will more plainly indicate whether the ROIC performance metric resulted in an increase or decrease of the bonus payments. Also, in future filings, the Registrant will revise its disclosure to link in a more manifest and direct manner the assessment of individual performance and the bonus payments made to each named executive officer.
The Registrant has noted, for each named executive officer, in the proxy statement on pages 25 and 26 material factors and accomplishments that were considered in the Compensation Committee's assessment of individual performance for fiscal 2012 salary and equity awards, and how they vary based on the particular named executive officer's corporate function, areas of responsibility, business trends and unique challenges during the year. There is no strict or mathematical formula in which these individual performance considerations are weighted for determining the adjustment, if any, to any compensation element. A broad range of several, varying factors may be considered each year in the Compensation Committee's assessment of individual performance and how such performance, in the Committee's judgment and discretion, should affect the amount of any compensation element, if at all.
Page 23 of the proxy statement contains a list of factors that impact, both positively and negatively, the determination of each named executive officer's equity grants, including factors such as job responsibilities, past performance, likely future contributions, the equity grants made by companies in the peer group, the management tier classification of the officer, and existing equity holdings, including compliance with the Registrant's stock ownership guidelines. In future filings, the Registrant will emphasize that it annually compares each of its named executive officer's equity compensation to comparable positions within its peer group. For example, the annual equity awards for each of its named executive officers in fiscal year 2012 were at or below the 50th percentile for comparable positions within the peer group.
In future filings, the Registrant will provide a more detailed discussion of how it determined the amount of equity and non-equity bonuses actually awarded to each named executive officer.
*    *    *    *    *

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (510) 668-3580 or Allison Leopold Tilley of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (650) 233-4518.

Sincerely,
SYNNEX Corporation

By:	/s/ Kevin Murai
Kevin Murai
President and Chief Executive Officer